UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
12 March 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Synergetics USA, Inc.

File No. 1-10382 – CF# 31964

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Synergetics USA, Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on October 1, 2013 and a Form 10-K filed on October 14, 2014.

Based on representations by Synergetics USA, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.29	10-K	October 1, 2013	through December 31, 2015
10.30	10-K	October 1, 2013	through December 31, 2015
10.31	10-K	October 1, 2013	through December 31, 2015
10.33	10-K	October 14, 2014	through December 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary